FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

Sequential
Page
Item		Number

1.	Telefónica — Financial Highlights for the period January — September 2008	3-7

TELEFÓNICA GROUP
Financial Highlights
•
In a more complex operating environment, once again, the sound results recorded in the third quarter of the year together with its financial strength confirm Telefónica’s distinctive profile in a defensive sector and enable the Company to reiterate all its financial objectives for 2008.

•
The Company’s strong diversification and the focus on capturing the growth potential of its operating markets is enabling it to record high organic growth rates ex-capital gains[1], significantly higher than those of its peers:

•
During the third quarter of 2008 the Company maintained the intense commercial activity registered since the beginning of the year, which has led to a sharp growth in accesses across all businesses and regions, bringing the total customer base at the end of September 2008 to 252 million (up 15.2% on the first nine months of 2007). The growth in mobile telephony (+19.0%), broadband (+24.5%) and Pay TV (+54.0%) accesses was particularly noteworthy.

•
Organic[1] revenue growth accelerated to 7.0% in the first nine months of 2008 (up from 6.7% in the first half), driven by solid growth at Telefónica Latinoamérica, which increased its contribution to the Group’s organic growth (contributing 4.6 percentage points in the first nine months, up from 4.3 percentage points in the first half).

•
Organic growth in OIBDA ex-capital gains[1] in the first nine months of 2008 was 9.8%, 2.8 percentage points above revenue growth, reflecting the Company’s ability to manage its costs, leverage economies of scale and maximise efficiency. Accordingly, the organic OIBDA margin ex-capital gains[1] continued to expand, by 1.0 percentage points to 38.5% to September (from 38.2% in the first half of the year).

•	Operating income (OI) rose 18.0% in organic terms ex-capital gains[1], in January-September 2008.
•
The Company maintained its high cash flow generation level, posting year-on-year growth in operating cash flow of 10.1% in organic terms, excluding capital gains[1], outpacing topline growth by 3.1 percentage points:

•
Operating cash flow (OIBDA-CapEx) amounted to 11,621 million euros in January-September 2008. The healthy cash flow generation in Europe (7,995 million euros including Spain) was boosted by the growing contribution from the Latin American operations (3,626 million euros).

•	Free Cash Flow per share was 1.346 euros for the first nine months of 2008, compared to 1.249 euros in the same period last year.
•	Net income rose 23.5% on January-September 2007 on like-for-like terms[2] to 5,596 million euros:
•	Like-for-like[2] basic earnings per share rose 26.4% to 1.2 euros in the first nine months of 2008.

[1]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-106.1 million euros) is included. In OIBDA and OI, the impact of asset disposals (Airwave, Endemol and Sogecable) is excluded from both periods.

[2]	Excluding the impact of asset disposals (Airwave, Endemol and Sogecable) from both periods.
January – September 2008 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
•	Revenues rose 2.7% on January-September 2007, 1.5 percentage points above first-half growth.

•
OIBDA dropped 6.7%, while OI fell 9.2%, with both indicators being impacted by the recognition of capital gains on the sale of Airwave and Endemol in January-September 2007, changes in the consolidation perimeter and the negative impact from foreign exchange rates. Excluding the impact from capital gains (Airwave, Endemol and Sogecable) in both periods, OIBDA growth would stand at 7.6% while OI growth would jump to 15.9%.

•	The Company’s financial strength enables it to face the current financial turmoil in the credit markets with flexibility.
•	The ratio of net debt + commitments to OIBDA stands at 2.0x, at the lower end of the target range set by the Company (2-2.5x).
•	The Company reiterates its commitment to prioritize shareholder remuneration for the use of its Free Cash Flow:
•
Having concluded its initial share buyback programme on October 10th, entailing the repurchase of 100 million shares through to the year-end, the Group announced it was extending the programme by 50%, implying the acquisition of an additional 50 million Telefónica shares before the end of the year. From the beginning of the year to November 13th, 2008, the Company has 9% of its current market capitalisation[3] to shareholder remuneration.

•	The Company reiterates its commitment to progressively increase the dividend per share to be distributed in the next years, from the 1 euro dividend to be paid against 2008 fiscal year.
TELEFÓNICA ESPAÑA:
•	The Company maintained its competitive strength in the market, with 47.2 million accesses (an increase of 3.3% year-on-year):
•
Telefónica reinforced its leadership in the broadband market, with an estimated market share of over 57%. Retail broadband Internet accesses stood at over 5.1 million (+16.8% year-on-year), with solid performance in broadband ARPU (-3.4% year-on-year).

•	Pay TV customers reached more than 589,000, up 25.7% vs. September 2007.

•
In a market characterised by a high rate of penetration, Telefónica consolidated its strong position in the highest-value segments, with the mobile contract customer base growing by 9.0% year-on-year, which drove the total customer base to more than 23.4 million lines (an increase of 4.5% from a year earlier).

•	In the current environment, the Company’s results show the more defensive profile of its business and Telefónica’s differential position in the market:
•
On a like-for-like terms[4] , revenues rose 2.3% in the first nine months, driven by higher Internet and broadband revenue at the wireline business (up 9.9%), the booking of 182.8 million euros regarding the Universal Service Obligation, and a significant increase (+65.1% vs. first nine months of 2007) in mobile connectivity data revenues, which led to a 15.3% rise in mobile data revenues.

•	OIBDA increased 6.4% year-on-year, with the margin improving by 2.3 percentage points to 50.0%.

•	Solid operating cash flow (OIBDA-CapEx), which reached 6,302 million euros in the first nine months, a year-on-year increase of 8.4%.

[3]	Market capitalisation as of November 13th, 2008.

[4]	Including the impact on Telefónica España of the new model for public use telephone service (-106.1 million euros in the period from January to September 2007).
January – September 2008 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
TELEFÓNICA LATINOAMÉRICA:
•	In a high growth sector in the region, Telefónica Latinoamérica significantly boosted its customer base to more than 150 million subscribers at the end of September (+21.1% vs. September 2007):
•
The mobile telephony business continued to grow strongly, at 26.7% year-on-year, with organic net adds[5] for the nine-month period rising by 20.4% on the previous year, driven by the higher number of gross adds and contained churn, to a total of 118.3 million accesses.

•
The positive results of initiatives to foster usage allowed the Company to boost outgoing ARPU by 1.2% in organic terms[6] in constant euros in the first nine months of 2008, despite rapid growth in the customer base.

•
Retail broadband Internet accesses were close to 5.9 million (+24.9% year-on-year), with a strong ramp-up in net adds in the third quarter (+21.2% compared to the second quarter of 2008) to 839,830 in the nine-month period. Pay TV customers reached 1.5 million (+66.0% vs. September 2007) and the number of fixed telephony accesses[7] grew 1.4% year-on-year.

•	The average revenue per fixed telephone access rose 5.5% in constant euros, on the back of a greater penetration of bundled products.
•
Telefónica Latinoamérica consolidated its role as the Group’s key growth driver. Organic revenue growth[8] ramped-up to 12.9% in January-September 2008 (vs. +12.2% in the first half of 2008) while the OIBDA showed an outstanding growth, which in organic[8] terms was up 15.6% year-on-year:

•	Wireless revenues continued to post year-on-year growth exceeding 20% in local currency in the majority of markets, thanks to the good performance of outgoing revenues.

•
The third quarter saw a significant acceleration in wireline revenues growth rates, helped by the growing contribution of Internet and Pay TV revenues (18.3% of the total at the end of September; +3.1 percentage points on September 2007) and improved performance among traditional services.

•
OIBDA margin consolidated its trend of expansion in both year-on-year and quarter-on-quarter terms, to 37.0%, thanks to the strong expansion in the wireless business and the improved performance in wireline.

TELEFÓNICA EUROPE:
•
Strong commercial activity in the first nine months of the year, driven by mobile with net adds of 2.2 million customers (+8.3% year-on-year), to reach 44.9 million total accesses at September 2008 (+9.9% year-on-year).

•
Telefonica O2 UK recorded its best ever third quarter with 278,000 contract net adds, mainly leveraged on customer propositions such as Simplicity, iPhone and improvements in churn, leading to a best-in-class 1.3% rate.

•
Telefonica O2 Germany added 402,405 mobile customers in the quarter, with an improved mix of higher value customers on contract, bringing the total mobile customer base to 14.0 million (+14.9% year-on-year).

[5]	Including Telemig in April-September 2007. The close to 4 million Telemig customers incorporated to the Group in April are not considered as net adds.

[6]	Including Telemig in April-September 2007.

[7]
As of December 31, 2006 Group’s accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony accesses. These accesses were previously classified, depending on the country, under mobile or fixed accesses. As of January 1, 2008, the fixed wireless public telephony accesses are included under the caption of fixed telephony accesses.

[8]	Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007.
January — September 2008 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
•	In the Czech Republic, the mobile postpay customer base grew 12.4% year-on-year and fixed line losses continued to improve quarter on quarter.
•	Revenues again posted a solid organic[9] growth (+5.9% in the nine-month period), with continued double digit increases in the UK (+10.7% in local currency in the nine-month period).

•
OIBDA rose 3.4% in like for like[10] terms in the first nine months of the year, reaching an OIBDA margin of 28.7%, broadly unchanged from the same period of 2007 in like for like[10], despite higher levels of commercial activity (mobile and DSL).

[9]	Excluding foreign exchange impacts and the exit of Airwave in the first quarter of 2007.

[10]
Assuming constant exchange rates and excluding the consolidation of Airwave in the first quarter of 2007. Capital gain from the sale of Airwave is also excluded, as well as gains related to the Real Estate sale in the Czech Republic, restructuring and similar charges and the result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

January — September 2008 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
Disclaimer
This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations.. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
Finally, please note that this information contained in the document has not been verified or revised by the Auditors of Telefónica.

For further information please refer to the information on 2008 third quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.es

January — September 2008 Results Telefónica

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 14th, 2008	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer